Exhibit 99.1

PRESS RELEASE
Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades Reports Improved Third Quarter Results

Kingsey Falls, Québec, November 3, 2004 — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports a net profit of $27 million ($0.33 per share) or $14 million of net earnings excluding specific items(1) ($0.17 per share) for the quarter ended September 30, 2004. This compares with net earnings of $4 million ($0.04 per share) for the same period in 2003.

Financial highlights

Consolidated quarterly selected information

(in million of Canadian dollars, expect amount per share)	Q3/2004	Q3/2003	Q2/2004

Sales	$967	$840	$941

Operating income	$37	$31	$28
excluding specific items (1)	$41	$31	$27

Net earnings (loss)	$27	$4	$(3)
excluding specific items (1)	$14	$4	$5

Basic net earnings (loss) per common share	$0.33	$0.04	$(0.03)
excluding specific items (1)	$0.17	$0.04	$0.07
Cash flow from operations (1)	$51	$37	$43
per share	$0.63	$0.45	$0.53

(1) - see the supplemental information on non-GAAP measures note

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “I am encouraged of our recent results, which show an upward trend in net earnings which started earlier this year. During the quarter, we successfully implemented price increases in most of our operating sectors, which compensated for high energy costs and the higher level of the Canadian dollar. We also pursued our strategy to increase our level of integration by completing the acquisition of 100% of Dopaco, further positioning us in our core segment of packaging. This acquisition will increase our geographical diversification, while offering interesting potential synergies with our other packaging or tissue assets. “

Business highlights

•                  Positive cash flow has allowed for a limited increase in long-term debt not withstanding recent business acquisitions;

•                  Acquisition at the end of August of all of the remaining outstanding shares of Dopaco Inc., a North-American leading provider of packaging solutions for the quick service restaurant industry for an approximate amount of US$ 103 million;

•                  Operating income excluding specific items increases 52% or $14 million compared to the second quarter of 2004, due to higher volumes and prices in most operating sectors;

•                  Cascades named amongst Canada’s top 100 employers for the second consecutive year;

•                  Cascades Fine Papers Group Inc. begins construction of the bio-gas facility in St-Jérôme, Québec.

Three-month period ended September 30, 2004

Sales increased by 15% during the third quarter of 2004, amounting to $967 million compared with $840 million for the same period last year. Operating income amounted to $37 million for the period, compared with $31 million a year earlier. Operating income for the third quarter of 2004 increased compared to the third quarter of 2003 due to the generally higher selling prices and operating rates in most operating sectors which were partially offset by an increase in raw material costs. The impact of the price increase was however mitigated by a 6% increase of the quarterly average exchange rate of the Canadian dollar compared to its US counterpart.

During the quarter, Cascades also benefited from a $4 million contribution from Dopaco to its operating income, whose results had been proportionately consolidated since the last quarter of 2003 up to the beginning of September 2004, and have since been fully consolidated to Cascades’ results.

Nine-month period ended September 30, 2004

Net earnings for the nine-month period ended September 30, 2004 were $18 million ($0.22 per share) or $14 million, when excluding specific items ($0.17 per share). This compares with net earnings of $49 million ($0.59 per share) or $19 million in net earnings excluding specific items ($0.22 per share) for the corresponding period in 2003.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “The strengthening Canadian dollar and seasonal decline in activity in most of our business segments will impact on our results in the fourth quarter. We will continue to optimize our cost structure with particular emphasis on reducing energy consumption in order to mitigate the impact of the Canadian dollar which is currently at a twelve-year high. In addition we are taking action on the strategic initiatives identified at the beginning of this year which include the optimization of our less performing assets and the possible divestitures of non-strategic businesses in order to focus on our key segments.”

Dividend on Common Shares

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid on December 17, 2004 to shareholders of record at the close of business on December 3, 2004.

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings (loss) excluding specific items, and net earnings (loss) per common share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income and operating income excluding specific items:

(in millions of Canadian dollars)	Q3/2004	Q3/2003	Q2/2004

Net earnings (loss)	27	4	(3)
Share of results of significantly influenced companies	(1)	(1)	—
Provision for income taxes	10	6	1
Loss on long-term debt refinancing	1	—	—
Foreign exchange loss (gain) on long-term debt	(20)	—	10
Interest expense	20	22	20

Operating income	37	31	28
Specific items :
Gain on sale of assets of a business unit	—	—	(4)
Unrealized loss on financial derivative instruments	4	—	3
	4	—	(1)

Operating income excluding specific items	41	31	27

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share(1)
(in millions of Canadian dollars, except amount per share)	Q3/2004	Q3/2003	Q2/2004	Q3/2004	Q3/2003	Q2/2004

As per GAAP	27	4	(3)	$0.33	$0.04	$(0.03)
Specific items :
Gain on sale of assets of a business unit	—	—	(4)	$—	$—	$(0.03)
Unrealized loss on financial derivative instruments	4	—	3	$0.03	$—	$0.03
Foreign exchange loss (gain) on long-term debt	(20)	—	10	$(0.20)	$—	$0.10
Loss on long-term debt refinancing	1	—	—	$0.01	$—	$—
Tax effect on specific items	2	—	(1)	$—	$—	$—
	(13)	—	8	$(0.16)	$—	$0.10

Excluding specific items	14	4	5	$0.17	$0.04	$0.07

(1) - Specific amounts per share are calculated on an after-tax basis

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs nearly 15,000 people and operates close to 150 operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fiber requirements. Leading edge de-inking technology, sustained research and development, and 40 years of experience in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

For further information:	Source:

Mr. Stéphane Mailhot	Mr. Christian Dubé
Director, Corporate Communications	Vice-President and Chief Financial Officer
Cascades Inc.	Cascades Inc.
(819) 363-5161	(819) 363-5168
stephane_mailhot@cascades.com	christian_dube @cascades.com

Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681
marc_jasmin@cascades.com

Consolidated Balance Sheets

(in millions of Canadian dollars)

	Note	As at September 30, 2004	As at December 31, 2003
		(unaudited)
Assets

Current assets
Cash and cash equivalents		23	27
Accounts receivable		553	494
Inventories		544	501
		1,120	1,022
Property, plant and equipment		1,723	1,636
Other assets	4	187	186
Goodwill		125	83
		3,155	2,927

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		37	43
Accounts payable and accrued liabilities		495	453
Current portion of long-term debt	5	57	18
		589	514
Long-term debt	5	1,212	1,092
Other liabilities	6	298	265
Shareholders’ equity
Capital stock	10	265	264
Retained earnings		784	778
Cumulative translation adjustments		7	14
		1,056	1,056
		3,155	2,927

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings

(in millions of Canadian dollars, except per share amounts)

(unaudited)		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	Note	2004	2003	2004	2003

Sales		967	840	2,778	2,612
Cost of sales and expenses
Cost of sales	9	793	685	2,305	2,138
Selling and administrative expenses		91	89	274	272
Loss on derivative financial instruments	2(b)	5	—	1	1
Unusual gain	3(b)	—	—	(4)	—
Depreciation and amortization		41	35	120	106
		930	809	2,696	2,517
Operating income		37	31	82	95
Interest expense	9	20	22	60	64
Foreign exchange gain on long-term debt		(20)	—	(4)	(55)
Loss on long-term debt refinancing		1	—	1	21
		36	9	25	65
Provision for income taxes		10	6	9	15
Share of results of significantly influenced companies		(1)	(1)	(2)	1
Net earnings for the period		27	4	18	49
Basic net earnings per common share		$0.33	$0.04	$0.22	$0.59
Diluted net earnings per common share		$0.33	$0.04	$0.22	$0.59
Weighted average number of common shares outstanding		81,745,222	81,660,268	81,737,904	81,732,319

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(unaudited)	2004	2003	2004	2003

Balance - beginning of period	762	775	778	749
Net earnings for the period	27	4	18	49
Dividends	(3)	(4)	(10)	(11)
Excess of the common shares redemption price on their paid-up capital	(2)	—	(2)	(2)
Excess of the preferred shares of a susidiary redemption price on their recorded capital	—	—	—	(10)
Balance - end of period	784	775	784	775

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(unaudited)	Note	2004	2003	2004	2003

OPERATING ACTIVITIES
Net earnings for the period		27	4	18	49
Adjustments for
Unrealized loss on derivative financial instruments	2(b)	4	—	3	—
Amortization of transitional deferred unrealized gain	2(b)	—	—	(1)	—
Unusual gain	3(b)	—	—	(4)	—
Depreciation and amortization		41	35	120	106
Foreign exchange gain on long-term debt		(20)	—	(4)	(55)
Loss on long-term debt refinancing		1	—	1	21
Future income taxes		(2)	(3)	(11)	(5)
Share of results of significantly influenced companies		(1)	(1)	(2)	1
Others		1	2	7	10
		51	37	127	127
Change in non-cash working capital components		21	(1)	(29)	(83)
		72	36	98	44
INVESTING ACTIVITIES
Purchase of property, plant and equipment		(30)	(24)	(82)	(78)
Other assets		(5)	(5)	(8)	(5)
Business acquisitions, net of cash acquired	3(a)	(91)	—	(120)	(11)
Business disposals, net of cash disposed	3(b)	—	—	14	—
		(126)	(29)	(196)	(94)
FINANCING ACTIVITIES
Bank loans and advances		(25)	(5)	(5)	(68)
Issuance of senior notes, net of related expenses		—	137	—	974
Change in revolving credit facilities, net of related expenses		107	(142)	157	135
Increase in other long-term debt		1	2	6	46
Payments of other long-term debt		(26)	(3)	(49)	(992)
Premium paid on the redemption of long-term debt		(1)	—	(1)	(15)
Net proceeds from issuance of shares		—	—	1	1
Redemption of common shares and preferred shares of a subsidiary		(3)	—	(3)	(20)
Dividends		(3)	(4)	(10)	(11)
		50	(15)	96	50
Change in cash and cash equivalents during the period		(4)	(8)	(2)	—
Translation adjustments on cash and cash equivalents		(3)	—	(2)	(6)
Cash and cash equivalents - Beginning of period		30	40	27	38
Cash and cash equivalents - End of period		23	32	23	32

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements

(unaudited)

(tabular amounts in millions of Canadian dollars)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements.  They should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following :

Hedging relationships

On January 1, 2004, the Company applied Accounting Guideline 13 (“AcG-13”) regarding hedge accounting. In compliance with the criteria required by AcG-13, hedge accounting requires the Company to document the risk management strategy used. Upon executing a hedging contract, management documents the hedged item, namely asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness. Certain hedging relationships existing as at December 31, 2003 did not meet the conditions of AcG-13 and consequently were recorded at fair value as at January 1, 2004, resulting in an increase in other assets of $3.7 million and in liabilities of $0.1 million. The related unrealized gain of $3.6 million was deferred and presented under other liabilities on the balance sheet.

Asset retirement obligations

In March 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3110, “Asset Retirement Obligations”, which was implemented by the Company on January 1, 2004. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard did not have any signiﬁcant impact on the ﬁnancial position or results of operations of the Company.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the new Handbook Section 3063, “Impairment of Long-Lived Assets”, which establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. Under the new standard, impairment in a long-lived asset is recognized when the undiscounted cash flows expected from the use and eventual disposition of the asset are less than their carrying amount. In such situations, the asset is measured at its fair value. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Generally accepted accounting principles

On January 1, 2004, the Company adopted Section 1100, “Generally Accepted Accounting Principles”, and Section 1400, “General Standards for Financial Statement Presentation”, recently issued by the CICA. Section 1100 clariﬁes the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clariﬁes what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been subtracted from sales in accordance with industry practice, is no longer subtracted from sales, but rather is included in cost of sales. For information purposes, cost of delivery for the nine-month periods ended September 30, 2004 and 2003 amounted to $186 million and $167 million respectively.

Employee future benefits

The CICA amended Section 3461 “Employee Future Benefits” to require additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans.  The new annual disclosures will be added to the annual consolidated financial statements as at December 31, 2004.  Starting on June 30, 2004, the Company adopted the new interim disclosures requirement of Section 3461 and provided the additional information in note 9(b).

NOTE 2 - DERIVATIVE FINANCIAL INSTRUMENTS

(a) A joint venture of the Company has entered into various swap contracts with counterparties whereby it sets the price on notional quantities of certain commodities in order to reduce its exposure to price fluctuation.  Under the new  AcG-13 Guideline, old corrugated containers, unbleached 42-lb kraft linerboard and 26-lb semi-chem medium swap contracts, do not meet the criteria, for hedge effectiveness, and as a result, the joint venture has to account for these contracts at their fair market value.  The fair market value of these contracts is re-evaluated each quarter and the fluctuation is recorded as an unrealized gain or loss, in the consolidated statement of earnings. Company’s policy is to utilize derivative financial instrument, such as commodity swap contracts, for hedging purposes and not for trading nor speculative purposes. In addition, notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG-13, the Company believes, from an operational view, that these contracts are effective in minimizing it’s risk.

(b) Loss on derivative financial instruments

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2004	2003	2004	2003

Realized loss (gain) on derivatives financial instruments	1	—	(1)	1
Unrealized loss (gain) on derivative financial instruments	4	—	3	—
Amortization of transitional deferred unrealized gain	—	—	(1)	—
	5	—	1	1

NOTE 3 - BUSINESS ACQUISITIONS AND DISPOSALS

(a) On February 18, 2004 and June 3, 2004, the Company acquired the 50% participation held by its partners in Cascades Sonoco S.A. for a nominal amount and in Greenfield SAS for a cash consideration of $2 million (euro 1.5 million). On March 11, 2004, the Company acquired the assets of a tissue mill located in Memphis, Tennessee from American Tissue or affiliates thereof, for a cash consideration of $15 million (US$ 11.4 million). On April 2, 2004, a joint venture of the Company acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut for an approximate cash consideration of $15 million (US$ 11.7 million). The Company’s 50% share of the purchase price amounted to $8 million (US$ 5.9 million). On June 11, 2004, a joint venture of the Company acquired the non-controlling interest of its subsidiary for a cash consideration of $14 million. The Company’s 50% share of the purchase price amounted to $7 million

On August 24, 2004, the Company acquired the remaining outstanding shares (50%) of Dopaco Inc., a U.S. producer of packaging products for the quick service restaurant industry, for an approximate consideration of $134 million (US$ 103 million) of which $82 million (US$ 63 million) has been paid in cash at the closing date and a balance estimated at $52 million (US$ 40 million) will be payable in May 2005 based on a financial formula. The balance sheet and results of Dopaco Inc., are fully consolidated since that date. On August 27, 2004, a joint venture of the Company acquired the assets of AIM Corrugated Container Corp., a corrugated products plant in Lancaster, New York for an approximate cash consideration of $21 million (US$ 16 million). The Company’s 50% share of the purchase price amounted to $11 million (US$ 8 million).

These acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since their respective dates of acquisition. The following allocations of the purchase prices to the identifiable assets acquired and liabilities assumed resulted in a goodwill of $34 million of which $5 million is deductible for tax purposes. The purchase price allocations presented in the table below for the acquisitions of Dopaco, AIM and Johnson have not been completed yet mainly with respect to the identification and valuation of other potential intangible assets.

NOTE 3 - BUSINESS ACQUISITIONS AND DISPOSALS

Acquired companies	Dopaco	AIM & Johnson	American Tissue	Other	Total
Business segment	Packaging products	Packaging products	Tissue Papers	Packaging products

Cash and cash equivalents	2	1	—	1	4
Accounts receivable	26	3	—	4	33
Inventories	38	—	—	6	44
Property, plant and equipment	123	8	15	3	149
Other assets	—	—	—	4	4
Goodwill	25	9	—	—	34
	214	21	15	18	268
Accounts payable and accrued liabilities	(27)	(2)	—	(8)	(37)
Long-term debt	(17)	—	—	(3)	(20)
Other liabilities	(36)	(1)	—	2	(35)
Total consideration	134	18	15	9	176
Balance of purchase price	(52)	—	—	—	(52)
Total consideration paid	82	18	15	9	124

(b) On May 10, 2004, the Company sold the assets of two of its fiberboard panel businesses (packaging products segment) located in Canada for a total consideration of $16 million. Of this transaction price, $14 million was received at closing and an amount of $2 million will be received at the latest in 2011. The Company realized a gain of $4 million before related income taxes of $1 million.

NOTE 4 - OTHER ASSETS

	September 30, 2004	December 31, 2003

Investments in significantly influenced companies	74	85
Other investments	9	9
Deferred charges	38	36
Employee future benefits	50	50
Fair value of derivative financial instruments	5	—
Other finite-life intangible assets	11	6
	187	186

NOTE 5 - LONG-TERM DEBT

	September 30, 2004	December 31, 2003

7.25% unsecured senior notes	695	711
Revolving credit facility	306	168
Other debt from subsidiaries	69	36
Other debt from joint ventures	199	195
	1,269	1,110
Current portion	57	18
	1,212	1,092

NOTE 6 - OTHER LIABILITIES

	September 30, 2004	December 31, 2003

Employee future benefits	81	80
Future income taxes	210	182
Unrealized gain on derivative financial instruments	7	—
Non-controlling interests	—	3
	298	265

NOTE 7 – STOCK OPTION PLAN

During the nine-month period ended September 30, 2004, the Company issued 407,723 stock options having a weighted average fair value of  $4.07 per option. In 2004, approximately $0.8 million has been recognized as expenses.

NOTE 8 - INTERESTS IN JOINT VENTURES

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2004	2003	2004	2003

Consolidated balance sheets (1)
Current assets			206	237
Long-term assets			473	572
Current liabilities			96	121
Long-term debt, net of current portion			194	188
Consolidated statements of earnings
Sales	223	180	683	540
Depreciation and amortization	10	8	32	23
Operating income	21	18	54	48
Interest expense	3	4	10	14
Net earnings	16	10	32	21
Consolidated statements of cash flows
Operating activities	21	19	32	11
Investing activities	(25)	(9)	(49)	(32)
Financing activities	6	(13)	15	17
Additionnal information (1)
Cash and cash equivalents			8	12
Total assets			678	809
Total debt (2)			206	211
Dividends received by the Company from joint ventures			19	14

(1) As at December 31 for the 2003 consolidated balance sheet items

(2) Includes bank loans and advances, current portion of long-term debt and long-term debt

NOTE 9 - ADDITIONAL INFORMATION

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2004	2003	2004	2003

(a) Cost of sales
Foreign exchange gain (loss)	(5)	1	(3)	(8)
(b) Employee future benefits
Defined benefit pension plans expenses	3	3	10	9
Other employee future benefit plans expenses	2	2	6	4
Defined contribution pension plans expenses	1	1	3	3
(c) Supplemental disclosure
Depreciation of property, plant and equipment	40	34	118	103
Amortization of other assets	1	1	2	3
Amortization of deferred financing cost included in interest expense	1	1	3	3
Interest paid	27	38	68	71
Income taxes paid	1	6	8	32
Business acquisition in exchange of non monetary consideration	—	—	—	5

NOTE 10 - CAPITAL STOCK

As at September 30, 2004, the capital stock issued and outstanding consisted of 81,609,475 common shares (81,731,387 as at December 31, 2003). As at November 2, 2004, 81,467,075 common shares were issued and outstanding. As at September 30, 2004, 1,810,491 stock options were issued and outstanding (1,494,942 as at December 31, 2003).

In 2004, in the normal course of business, the Company renewed its redemption program of a maximum of 4,086,964 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2004 to March 10, 2005. As of September 30, 2004, the Company redeemed 202,300 common shares under this redemption program for an amount of $3 million.

NOTE 11 - CONTINGENCY

In 2003, the Company was informed that one of its divisions, Cascades Resources, is the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors had colluded to unduly reduce market competition between paper merchants in Canada. In 2004, the Competition Bureau increased the scope of its investigation to a larger number of products and for a longer period of time. The Competition Bureau has not informed the Company regarding the status of the inquiry or whether charges will be brought against that division. As the inquiry is still in an early stage, the Company’s management is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the outcome of the inquiry on the Company. Based on the information currently available, the Company is unable to determine the outcome of the investigation.

NOTE 12 - SUBSEQUENT EVENT

Subsequent to September 30, the Company decide to engage in a divestiture plan of its distribution activities. Under the actual accounting standard and unless a transaction is closed before December 31, 2004, the assets of these activities will be reclassified as assets held for sale during the next quarter because the Company considers that a transaction should be completed within the next twelve months. The current and long-term assets of these activities as of September 30, 2004 amounted to $139 million and $12 million respectively and the current liabilities amounted to $35 million.

Selected Segmented Information (unaudited)

(in millions of Canadian dollars)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2004	2003	2004	2003

Sales
Packaging products
Boxboard
Manufacturing	179	179	538	565
Converting	132	60	363	182
Eliminations and others	6	2	21	10
	317	241	922	757
Containerboard (1)
Manufacturing	95	85	258	264
Converting	132	124	367	368
Eliminations and others	(56)	(50)	(145)	(151)
	171	159	480	481
Specialty products	130	125	380	370
Eliminations	(12)	(10)	(33)	(30)
	606	515	1,749	1,578
Tissue papers
Manufacturing	176	151	501	476
Distribution	22	24	66	67
Eliminations	(10)	(4)	(26)	(18)
	188	171	541	525
Fine papers
Manufacturing	103	84	284	295
Distribution	106	103	308	317
Eliminations	(17)	(14)	(49)	(47)
	192	173	543	565

Eliminations	(19)	(19)	(55)	(56)
Consolidated total	967	840	2,778	2,612

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2004	2003	2004	2003
Operating income before depreciation and amortization and operating income

Packaging products
Boxboard
Manufacturing	7	10	18	33
Converting	11	3	31	7
Others	3	1	8	5
	21	14	57	45
Containerboard (1)
Manufacturing	7	7	13	16
Converting	16	16	43	40
Others	—	1	3	9
	23	24	59	65
Specialty products	10	12	34	30
	54	50	150	140
Tissue papers
Manufacturing	20	19	56	54
Distribution	1	1	2	1
	21	20	58	55
Fine papers
Manufacturing	—	(4)	(8)	—
Distribution	2	2	6	9
	2	(2)	(2)	9
Corporate	1	(2)	(4)	(3)
Operating income before depreciation and amortization	78	66	202	201

Depreciation and amortization
Boxboard	(17)	(11)	(47)	(34)
Containerboard (1)	(10)	(10)	(28)	(28)
Specialty products	(5)	(5)	(16)	(15)
Tissue papers	(9)	(9)	(27)	(28)
Fine papers	(2)	(2)	(8)	(8)
Corporate and eliminations	2	2	6	7
	(41)	(35)	(120)	(106)
Operating income	37	31	82	95

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2004	2003	2004	2003

Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	4	4	20	10
Converting	4	—	9	2
Others	2	3	3	5
	10	7	32	17
Containerboard (1)
Manufacturing	3	3	9	10
Converting	3	4	8	9
Others	1	1	1	1
	7	8	18	20
Specialty products	3	4	12	14
	20	19	62	51
Tissue papers
Manufacturing	6	3	10	20
Distribution	1	—	1	—
	7	3	11	20
Fine papers
Manufacturing	2	1	6	4
Distribution	—	—	—	1
	2	1	6	5
Corporate	1	1	3	2
Consolidated total	30	24	82	78

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Additional information (unaudited)

(in millions of Canadian dollars, except shipments and share information)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2004	2003	2004	2003

Common shares - Toronto Stock Exchange
High	$14.36	$14.93	$14.53	$16.87
Low	$13.01	$12.95	$11.21	$11.56
Volume	4,865,000	4,630,000	19,256,000	19,254,000

Shipments (in thousands)
Packaging products
Boxboard
Manufacturing (S.T.)	219	214	648	652
Containerboard (1)
Manufacturing (S.T.)	186	186	546	546
Converting (square feet)	1,766	1,759	5,133	5,046
Tissue papers (S.T.)	102	94	302	279
Fine papers (S.T.)
Uncoated papers	37	32	109	107
Coated papers	42	30	113	107

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings, which is a performance measure define by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2004	2003	2004	2003

Net earnings	27	4	18	49
Share of results of significantly influenced companies	(1)	(1)	(2)	1
Provision for income taxes	10	6	9	15
Loss on long-term debt refinancing	1	—	1	21
Foreign exchange gain on long-term debt	(20)	—	(4)	(55)
Interest expense	20	22	60	64

Operating income	37	31	82	95

Depreciation and amortization	41	35	120	106

Operating income before depreciation and amortization	78	66	202	201